FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release Dated July 23, 2003, Titled, “Carmelo de las Morenas, New Member of Repsol YPF’s Board of Directors.”

ITEM 1
Press Release

Dirección Corporativa de Relaciones Externas	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 23 July 2003
No. of pages: 1

CARMELO DE LAS MORENAS, NEW MEMBER OF
REPSOL YPF’S BOARD OF DIRECTORS

      The Repsol YPF Board of Directors has agreed today, at the suggestion of its Chairman and CEO, Alfonso Cortina, to appoint Carmelo de las Morenas as a Member of the Company’s Board of Directors.

      The new member of the Repsol YPF’s Board of Directors has extensive knowledge of the Company in which he has been the Chief Financial Officer for more than twenty years, and enjoys recognized international prestige in the sector.

      With degrees in Economics and Law, Carmelo de las Morenas has been, besides Chief Financial Officer of Repsol YPF, a member of its Executive and Management Committees, a representative of Spain in the Strategic Advisory Committee of the International Accounting Standards Board, and has received many international awards throughout his professional career.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	July 24, 2003	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer